3-12-02

201283

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024354

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 12, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN
ENERGY

NEWS RELEASE

TALISMAN INCREASES PROVED RESERVES BY 26% IN 2001
REPLACEMENT COSTS AVERAGE C$7.08 PER BOE

CALGARY, Alberta – March 11, 2002 – Talisman Energy Inc. increased its proved reserves by 26% last year to 1.5 billion barrels of oil equivalent (boe). Probable reserves increased by 27% to over 990 million boe. The Company replaced 304% of production (including acquisitions) at a cost of $7.08/boe. Excluding acquisitions, the replacement rate was 221%, at a cost of $5.34/boe.

Net of royalties, finding and development (F&D) costs were US$4.51/boe, with replacement of 213%; finding, development and acquisition (FD&A) costs were US$6.12/boe, with replacement of 289%.

Highlights in 2001 include:

- Proved conventional oil and liquids reserves up 17% to 738 mmbbls.
- Proved natural gas reserves up 37% to 4.5 tcf.
- Proved reserve life index of 9.8 years, compared to 7.9 years at the end of 2000.
- 721 gross wells drilled with a success rate of 88%.
- Proved and half probable FD&A cost of $5.75/boe.

Excluding acquisitions, Talisman's recycle ratio for 2001 (defined as netback/boe divided by replacement costs) was 3.9 times (2.9 times including acquisitions).

"Talisman's reserve replacement and finding costs last year demonstrate the advantage of high quality international operations," said Dr. Jim Buckee, President and Chief Executive Officer. "Including acquisitions, the Company replaced almost 400% of its international production at a cost of C$4.86/boe. Talisman now has over 500 million barrels of proved international oil reserves, half of which are in the North Sea and a growing international gas presence, with 1.9 tcf of proved reserves.

"Operationally, we had a very successful program in Canada but, we amongst many, were affected by higher industry costs. Talisman replaced 125% of domestic production through drilling, while reinvesting approximately three quarters of our Canadian cash flow. The Company added a very impressive 2.7 bcf per successful gas well, increasing its proved Canadian gas reserves 17% to 2.6 tcf.

"The Company has a high quality reserve base, with about 50% natural gas and 50% oil and natural gas liquids. We have almost no heavy oil. Less than 10% of our domestic reserves are classified as proved undeveloped, which is a low percentage by industry standards. Last year approximately 80% of our domestic reserves were externally reviewed and approximately two-thirds of international reserves have been reviewed over the past two years.

"Our commitment to shareholders is to increase reserves per share at costs that will generate economic returns, even in a low price environment."

Canada

Canadian proved reserves increased by 13%, with the addition of 148.7 mmboe of proved reserves (including acquisitions) at a cost of $11.75/boe. Talisman's Canadian F&D costs increased to $9.06/boe in 2001 due to industry cost pressures. Talisman spent almost $500 million on drilling in Canada during 2001 (an increase of 32%) to drill 339 net wells (down from 367 net wells a year earlier).

Talisman added 367 bcf (124% of production) of proved natural gas reserves through drilling, revisions and transfers and an additional 308 bcf through net purchases. Estimated F&D costs for natural gas were $1.50/mcf in 2001. Over the past five years, Talisman added 1.4 tcf through drilling and 879 bcf through acquisitions.

Proved oil and liquids increased by 7% to 212 mmbbls. Talisman added 29 mmbbls of reserves through drilling last year (127% of production).

Talisman's drilling success rate was unchanged at 90% and the Company added 2.7 bcf per successful gas well. The Company increased its spending on plant and equipment by 33%, to $239 million.

Talisman spent $826 million to acquire Petromet, adding 291 bcf of high working interest gas reserves with low operating costs. The Company drilled 22 successful wells on the acquired Bigstone/Wild River properties last year and plans to spend $74 million to drill 37 wells this year. The acquisition provided over 200 drilling locations.

Although the Petromet acquisition was expensive by historical standards, Talisman immediately sold forward a significant portion of Petromet's production at prices well above the acquisition cost. The current value of the Petromet hedges is approximately $85 million, with $95 million having been monetized in 2001.

International

Talisman increased its international proved reserves by 38% in 2001, to 842 mmboe. Including acquisitions, the Company replaced 393% of its international production at a cost of $4.86/boe. Internationally, the Company spent $971 million on exploration and development activities, adding proved reserves at a cost of $3.96/boe.

International proved oil and liquids reserves were up 21% to 525 mmbbls. Major reserve additions by country include: 69 mmbbls in the North Sea, 35 mmbbls in Sudan, 41 mmbbls in South East Asia and 15 mmbbls in Algeria. In addition, Talisman booked 61 mmbbls of probable reserves in Trinidad.

International proved gas reserves increased by 80% to 1.9 trillion cubic feet. Of the 918 bcf added, 230 bcf were acquired, with the remainder coming from drilling, revisions and transfers. In Indonesia, Talisman added 373 bcf of natural gas largely as a result of successful drilling at Suban (Corridor Gas Project) and by finalizing a gas sales contract with Singapore Power. In Malaysia and Vietnam, Talisman acquired 174 bcf of proved gas reserves and added another 315 bcf through revisions and transfers.

Reserve Replacement and Finding Costs

When calculating Finding and Development (F&D) costs, Canadian oil and gas industry practice is to exclude indirect exploration and midstream costs, capitalized interest and costs associated with Syncrude. In addition, reserve additions are net of disposals with the corresponding adjustment for the related proceeds in the determination of reserve replacement costs.

For US readers, net F&D costs have been calculated using FASB 69 "costs incurred in oil and gas activities", converted to US dollars, divided by proved reserves, net of royalties.

Gross Reserves (proved)

	1996	1997	1998	1999	2000	2001	1-year % Chg	5-year CAGR
Oil and liquids (mmbbls)	226	300	416	557	632	738	17%	27%
Gas (bcf)	2302	2664	2834	3221	3272	4497	37%	14%
Total (mmboe)*	610	744	889	1094	1177	1487	26%	20%
Boe/share	5.6	6.8	7.5	7.9	8.7	11.1	28%	15%

* natural gas 6 mcf=1 boe, excludes Syncrude

Net Reserves (proved)

	1996	1997	1998	1999	2000	2001	1-year % Chg	5-year CAGR
Oil and liquids (mmbbls)	180	254	353	464	522	609	17%	28%
Gas (bcf)	2053	2332	2442	2613	2570	3432	34%	11%
Total (mmboe)*	522	643	760	899	951	1181	24%	18%
Boe/share	4.8	5.9	6.4	6.5	7.0	8.8	26%	13%

* natural gas 6 mcf=1 boe, excludes Syncrude

Talisman has grown its gross proved reserves at a compound annual growth rate (CAGR) of 20% over the past five years. The Company added 1.5 billion boe of new proved reserves (approximately two-thirds through drilling, one-third through acquisitions) over the same period. Approximately 50% of Talisman's proved reserves are comprised of light-medium crude oil and natural gas liquids, with virtually no heavy oil. The remainder is natural gas. Syncrude reserves are not shown in the totals or F&D calculations. Gross proved reserves per share have grown at an average annual rate of 15% over the past five years.

Proved Reserves Additions

	Gross		Replacement		Net of Royalties		Replacement	
	2001	3-year	1-year	3-year	2001	3-year	1-year	3-year
Oil (mmbbls)	160	352	177%	149%	133	269	181%	137%
Gas (bcf)	1056	1871	286%	177%	756	1197	261%	141%
Total (mmboe) excluding acquisitions	336	664	221%	161%	259	468	213%	139%
Total – (mmboe) including acquisitions	462	1011	304%	245%	352	759	289%	225%

Natural gas: 6 mcf=1 boe

Including acquisitions, Talisman replaced 304% of its production, adding 462 mmboe of proved reserves in 2001 (245% over the past three years). Excluding acquisitions, the Company added 336 mmboe in 2001, replacing 221% of production.

Capital Spending – F&D Costs

	C$		US$	
	2001	3-Year	2001	3-Year
Exploration & development ($mm)	1792	3832	1169	2559
Net acquisitions ($mm)	1478	3269	1081	2721
Total ($mm)	3270	7101	2250	5280
Proved F&D ($/boe)	5.34	5.77	4.51	5.46
Proved FD&A ($/boe)	7.08	7.03	6.12	6.50
Proved plus probable FD&A($/boe)	4.84	4.53		

Talisman spent a total of $1.8 billion on exploration and development in 2001, adding proved reserves at a cost of $5.34/boe. Including acquisitions, Talisman's proved reserve replacement costs were $7.08/boe. Net of royalties, FD&A costs were US$6.12/boe.

Geographical Distribution

Gross Proved Reserves	mmbbls oil	%	bcf gas	%	mmboe	%
Canada	212	29	2597	58	645	43
North Sea	275	37	302	7	325	22
South East Asia	60	8	1598	35	326	22
Sudan	156	21	-	-	156	11
Other	35	5	-	-	35	2
	738	**100**	**4497**	**100**	**1487**	**100**

Geographical Distribution

Net Proved Reserves	mmbbl oil	%	bcf gas	%	mmboe	%
Canada	176	29	2053	60	518	44
North Sea	260	43	267	8	305	26
South East Asia	40	6	1112	32	225	19
Sudan	116	19	-	-	116	10
Other	17	3	-	-	17	1
	609	100	3432	100	1181	100

Canada represents 43% of Talisman's reserve base. Two-thirds of Talisman's Canadian reserves are natural gas.

In Canada, the Company has 9 mmbls of oil (4% of total) and 315 bcf of natural gas (12% of total) classified as proved undeveloped. This is a relatively low percentage compared to industry averages and provides a high degree of certainty to Talisman's estimates of proved reserves.

Undeveloped reserves account for 46% of international proved reserves. The majority of these reserves are associated with large development projects, which will come on production over the next 1-2 years.

Reserve Life Index	Gross			Net of Royalty		
	mmbbls oil	bcf gas	mmboe	mmbbls oil	bcf gas	mmboe
Year end proved reserves	738	4497	1487	609	3432	1181
2001 production	91	369	152	74	290	122
Proved reserve life index	8.1	12.2	9.8	8.3	11.8	9.7
Proved plus probable reserve life index	13.3	20.7	16.3			

Talisman's proved reserve life index (RLI) at December 31, 2001 was 9.8 years. On a proved plus probable basis it was 16.3 years.

Drilling (# of wells)

	Oil	Gas	Dry	Total
Canada	258	241	55	554
North Sea	23	3	7	33
S.E. Asia	52	3	13	68
Sudan	43	-	6	49
Other	13	1	3	17
Total gross wells	389	248	84	721
Total net wells	205	139	51	395

Talisman drilled 721 gross wells in 2001, with a success rate of 88%. In Canada, the Company added approximately 2.7 bcf per successful gas well, three times the industry average. This above average performance reflects our focus on larger gas targets in areas such as the Alberta Foothills. In the North Sea, Talisman added over 4.9 million barrels per successful oil well, compared to a Canadian industry average of approximately 130,000 bbls per well. This illustrates the effectiveness of Talisman's strategy of deep-medium domestic gas exploration and development, while pursuing large international oil opportunities.

In 2001, approximately 80% of Talisman's Canadian reserves were independently reviewed. Approximately two-thirds of Talisman's international reserves have been verified by external parties over the past two years.

Talisman Energy Inc. is among the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

The United States Security and Exchange Commission normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, the probable reserves included in this press release would not meet the standards for inclusion in documents filed by United States oil and gas companies with the SEC. This release contains information prepared both in accordance with the Canadian practice of reporting gross reserve volumes, which are prior to deduction of royalties and similar payments, and the US practice of reporting net reserve volumes after deduction of these amounts. Unless otherwise indicated, reserve amounts are presented on a gross basis.

Forward Looking Statements: Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles. This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 including estimates of future production, business plans for drilling and exploration and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", or "will" be taken, occur or be achieved). Statements concerning oil and gas reserves may be deemed to be forward-looking in that they involve an assessment, based upon certain estimates and assumptions, that the resources described can be profitably produced in the future. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

08/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: March 12, 2002

By [signature]
Christine D. Lee
Assistant Corporate Secretary